EXHIBIT (a)(2)(A)

December 3, 2003

Dear Stockholders:

I am pleased to inform you that SoundView Technology Group, Inc. has entered into an agreement and plan of merger, dated as of November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Shakespeare Merger Corporation, a wholly owned subsidiary of The Charles Schwab Corporation, pursuant to which Shakespeare Merger Corporation has commenced a tender offer to purchase all of the outstanding shares of common stock of SoundView for $15.50 per common share, net to the seller in cash, without interest.

The tender offer is conditioned upon, among other things, a minimum of a majority of SoundView’s outstanding common shares (plus at the election of Charles Schwab, an additional number of shares issuable on the exercise of certain options or warrants) being tendered and not withdrawn prior to the expiration of the offer. After completion of the tender offer and the satisfaction of certain conditions, Shakespeare Merger Corporation will be merged with and into SoundView, and any SoundView common shares not purchased in the tender offer will, by virtue of the merger and without any action by the holders of such shares, be converted into the right to receive an amount in cash equal to $15.50 per share (or any higher per share price that Shakespeare Merger Corporation determines in its sole discretion to pay in the tender offer).

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND THE MERGER AGREEMENT, HAS UNANIMOUSLY DECLARED THAT THE MERGER IS ADVISABLE AND THAT THE TERMS OF THE OFFER AND MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, SOUNDVIEW AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

Enclosed is a copy of SoundView’s Schedule 14D-9, as filed with the Securities and Exchange Commission on December 3, 2003. The Schedule 14D-9 contains additional information relating to the tender offer and the merger, including a description of the reasons for your Board of Director’s conclusions described in the preceding paragraph. Also enclosed are Shakespeare Merger Corporation’s offer to purchase, dated December 3, 2003, a letter of transmittal for use in tendering your SoundView common shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before making your decision to tender your common shares.

Your Board of Directors and the management and employees of SoundView thank you for your continued support.

Sincerely,

Mark F. Loehr

Chief Executive Officer